Mail Stop 3561

September 22, 2009

Onward Choi, Acting Chief Financial Officer
NetEase.com, Inc.
26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084
PEOPLE'S REPUBLIC OF CHINA

      Re: NetEase.com, Inc.
              Annual Report on Form 20-F for the Year Ended December 31, 2008
              Filed June 30, 2009
              File No. 0-30666

Dear Mr. Choi:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 53

D. Trend Information, page 79

1. Please expand your discussion in this subsection of your known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance,

revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 5.D of Form 20-F and SEC Release No. 33-6835. As examples only, and not an exhaustive list of the revisions you should make in future filings, please address the following:

- You state that there has been increasing demand by online gamers for new and unique online games and increasing competition in this area. Also, you state that you believe that these trends will force you to devote additional resources to developing and launching additional games, updating existing games at a faster rate than in the past, and licensing games from third parties. Further, you state that you have been devoting additional resources to developing or licensing 3D games in response to this trend. Please describe any other ways that you have been devoting additional resources to developing and launching games, updating existing games at a faster rate, and licensing games from third parties, and please discuss how these actions have impacted you and will impact you in future periods.

- You state that your online games business may be adversely affected if the Chinese government takes additional steps to slow the growth in this market because you may not be able to adequately respond to possible regulatory changes. Please discuss the possible additional regulations that may be taken by the Chinese government, how these actions would affect you, and why you may not be able to respond adequately to these changes.

- You state that you expect that your fixed costs in connection with your Internet portal business will increase without a corresponding increase in revenue because the ongoing increase in the number of users for your free-email service and increasing bandwidth fees. Please discuss how these increasing costs will affect you in future periods and how you will respond to this trend.

- In the second paragraph under the heading, "C. Research and Development," on page 79, you state that you plan to continue to expand your technologies, products and services, and registered user base through diverse online community products and services, and you state that you will continually improve and enhance your existing services to respond to rapidly evolving competitive and technological conditions. Please discuss these rapidly evolving competitive and technological conditions, how they will impact you in future periods, and how you plan to expand your technologies, products and services, and registered user base to improve and enhance your existing services in response to these evolving conditions.

Item 6. Directors, Senior Management and Employees, page 84

B. Compensation, page 86

2. In future filings, please disclose the compensation paid and benefits in kind granted to the members of your administrative, supervisory, or management bodies on an individual basis or confirm for us that individual disclosure is not required in your home country and is not otherwise publicly disclosed. See Item 6.B.1 of Form 20-F. Also, in footnote (1) to your table, you state that the compensation under the Bonus column represents fixed and discretionary bonuses. Therefore, tell us whether these bonuses were awarded as part of a bonus or profit-sharing plan and, if so, please provide a brief description of the plan and basis upon which your executives participate in the plan. See Item 6.B.1 of Form 20-F.

Employment Agreements, page 87

3. We note your disclosures regarding the benefits to be received by Onward Choi and Zhonghui Zhan upon termination. In future filings, please disclose the details of any benefits provided upon termination of your directors and other members of your administrative, supervisory, or management bodies. In this regard, please tell us and disclose in future filing if there are no such other benefits. See Item 6.C.2 of Form 20-F.

Item 15. Controls and Procedures, page 119

Evaluation of Disclosure Controls and Procedures, page 119

4. Currently, you have provided only part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective to ensure that information required to disclose in your periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by our rules and regulations. Please confirm for us and disclose in future filings, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

Item 19. Exhibits, page 123

5. We note that you have entered into licensing agreements with Blizzard Entertainment Inc. in August 2008 and April 2009 allowing the licensing of certain online games by Shanghai EaseNet Network Technology Limited for operation in the People's

Republic of China. However, it does not appear that you have filed the agreements with or incorporated by reference the agreements into your annual report. In future filings, please file these agreements and incorporate them by reference, as applicable. See paragraph 4 under the Instructions as to Exhibits of Form 20-F.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director